Presentation to

APPLACHIAN REGIONAL COMMISSION

ARC

MOBILE TRADE AND TRANSPORTATION CORRIDOR

February 1, 2016

Prepared by

TEMS

Transportation Economics & Management Systems, Inc.

West Coast Ports Dominate US Market Because West Coast Receives Large Ships



WA
MT
ND
MN
ME
OR
ID
VT
NH
SD
WI
MI
NY
MA
WY
CT
RI
IA
PA
NE
NJ
NV
OH
UT
MD
DE
IL
IN
CA
CO
WV
KS
MO
VA
KY
NC
TN
OK
AZ
NM
AR
SC
GA
MS
AL
TX
LA
FL

TEMS

PANAMA CANAL WILL CHANGE THE SITUATION



Water Depth(ft)
A
Early Containerships (1956-)
500 – 800 TEU
137x17x9 (LOA – Beam – Draft)
meters
6 containers across
4 containers high on deck
200x20x9
Fully Cellular (1970-)
1,000 – 2,500 TEU
215x20x10
4 containers high below deck
B
Panamax (1980-)
3,000 – 3,400 TEU
250x32x12.5
Panamax Max (1985-)
3,400 – 4,500 TEU
290x32x12.5
C
Post Panamax (1988-)
4,000 – 5,000 TEU
285x40x13
Post Panamax Plus (2000-)
6,000 – 8,000 TEU
300x43x14.5
D
New Panamax (2014-)
12,500 TEU
366x49x15.2
E
Post New Panamax (2006-)
15,000 TEU
397x56x15.5 ; 22-10-8 (not shown)
Triple E (2013-)
18,000 TEU
400x59x15.5
33
41
43
48
50
51

Capacity of New Panamax ship will increase 2-3 times, but requires 48-51 feet draft. Only a few Gulf and East Coast ports can support this, but in the long term Freeport will be able to accommodate these larger ships.

TEMS

Economies of Scale for Bigger Ships


0.04
0.03
0.03
0.02
0.02
0.01
0.01
-
$/TEU Mile
120.00
100.00
80.00
60.00
40.00
20.00
-
Whole Ship Cost $/Mile
2000
3000
4000
5000
6000
7000
Ship Size (TEUs)
$/TEU Mile (LF 100%)
Whole Ship Cost $/Mile

Source: Reproduced based on Figure 4.3 Impacts of Containership Size, Service Routes, and Demand On Texas Gulf Ports , TXDOT, 2001

- 2015 Shipping cost will decrease from $0.04/TEU·Mile to $0.02/TEU·Mile (70% loading factor and inflation since 2001).
- ***<u>This cuts shipping line-haul costs in half.</u>***
- East Coast Ports are expanding their capabilities, so Big Ships will be used in both Pacific and Atlantic (e.g. Suez) trade lanes.

TEMS

POTENTIAL BIG SHIP MARKET AREAS WITH ENLARGED PANAMA CANAL


SEATTLE
WA
MT
ND
MN
OR
ID
SD
WY
WI
MI
ME
VT
NH
NY
BOSTON
MA
CT
NEW YORK CITY
NJ
PA
IA
NE
NV
UT
CO
KS
MO
IL
IN
OH
WV
MD
BALTIMORE
NORFOLK
VA
KY
OAKLAND
CA
TN
NC
OK
AR
AZ
NM
SC
LOS ANGELES
TX
MS
AL
GA
SAVANNAH
LA
MOBILE
NEW ORLEANS
HOUSTON
FREEPORT
CORPUS CHRISTI
FL
MIAMI
Ports
Freeport
LA/LB
Mobile
New York
Norfolk
Savannah
Seattle

TEMS

MOBILE TRADE AREA


Columbus, OH
(MSA: 1,994,536)
Indianapolis-IN
(MSA: 1,971,274)
Cincinnati, OH
(MSA: 2,149,449)
St. Louis, MO
(MSA: 2,806,207)
91 mi
114 mi
101 mi
261 mi
185 mi
Louisville, KY
(MSA: 1,269,702)
252 mi
265 mi
175 mi
Nashville, TN
(MSA: 1,792,649)
180 mi
Knoxville, TN
(MSA: 857,585)
Memphis, TN
(MSA: 1,343,230)
113 mi
112 mi
Huntsville, AL
(MSA: 441,086)
Chattanooga, TN
(MSA: 544,559)
102 mi
215 mi
59 mi
101 mi
Birmingham, AL
(MSA: 1,143,772)
Atlanta, GA
(MSA: 5,614,323)
Tuscaloosa, AL
(MSA: 237,761)
146 mi
59 mi
93 mi
Montgomery, AL
(MSA: 373,141)
195mi
168 mi
Total Population: 24,363,321
Total Length: 926 miles
Mobile, AL
(MSA: 415,123)
59 mi
Pensacola, FL
(MSA: 474,081)
Port of Mobile

TEMS

Mobile Trade Area Competiveness

- Port of Mobile – 50 ft depth
- On Dock Rail Facility
- Inland Rail Network
- Inland Port System



Indianapolis-IN
(MSA: 1,971,274)
Columbus, OH
(MSA: 1,994,536)
Cincinnati, OH
(MSA: 2,149,449)
St. Louis, MO
(MSA: 2,806,207)
114 mi
91 mi
261 mi
101 mi
185 mi
Portsmouth, OH: 77,258
Louisville, KY
(MSA: 1,269,702)
252 mi
265 mi
175 mi
Nashville, TN
(MSA: 1,792,649)
180 mi
Knoxville, TN
(MSA: 857,585)
Memphis, TN
(MSA: 1,343,230)
112 mi
113 mi
Huntsville, AL
(MSA: 441,086)
102 mi
Chattanooga, TN
(MSA: 544,559)
215 mi
59 mi
101 mi
Birmingham, AL
(MSA: 1,143,772)
Atlanta, GA
(MSA: 5,614,323)
Tuscaloosa, AL
(MSA: 237,761)
146 mi
59 mi
93 mi
Montgomery, AL
(MSA: 373,141)
195mi
168 mi
Mobile, AL
(MSA: 415,123)
59 mi
Port of Mobile
Pensacola, FL
(MSA: 474,081)
Dominant Market:
Competitive Market:
Possible Inland Port:

POTENTIAL MOBILE CONTAINER MARKET



3.2 Million TEUs
1.1 Million TEUs
TEU Forecast
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
426,000
709,000
1,130,305
2,029,824
Europe
Asia
2014
2035

TEMS

Economic Impact

Huntsville, Alabama 2035:
5,000-10,000 jobs


Florence
Huntsville
Dalton
Decatur
Rome
Gadsden
Atlantic
Birmingham
Tuscaloosa
Columbus
Montgomery
Dothan
Mobile
Pensacola

Port of Mobile 2035:
10,000-20,000 jobs.

TEMS

EXAMPLE: CSX WINTER HAVEN FACILITY


6,400'
1,000'
© 2015 Google
Google ea




KEITH
Delivering Quality Products and Service Since 1906

- ***318 Acres rail facility, surrounded by 930 acres reserved for development of up to 7.9 million square feet of warehouse distribution centers***
- ***Projected at full build-out, the Winter Haven ILC will create 8,500 annual jobs with a total annual payroll of $282.2 million.***

References:

http://railtec.illinois.edu/RREC/presentations/A/04/19_Brinker.pdf
http://www.bizjournals.com/tampabay/news/2014/07/29/csx-intermodal-facility-in-winter-haven-getting.html
http://www.myfoxtampabay.com/story/26807665/2014/10/16/csx-hub-in-winter-haven-expected-to-boost-local-economy
http://www.flgov.com/2012/11/08/governor-scott-breaks-ground-on-winter-haven-intermodal-rail-terminal/
http://www.railwayage.com/index.php/intermodal/csx-winter-haven-intermodal-terminal-up-and-running.html
http://www.tbrta.com/tbag-issues/tbag-2008-10_csx-winter-haven.pdf

ECONOMIC IMPACT INCREASED INCOME



Total Income Increase
(million $ per Year)
Income Increase (million $)
$900
$800
$700
$600
$500
$400
$300
$200
$100
$-
$425
$768
Direct Jobs
Direct Jobs and Indirect Jobs



THANK YOU

For More Information Contact
Alexander E. Metcalf, PhD
President
TEMS
301-846-0700
ametcalf@temsinc.com